

DIVISION OF
MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



April 22, 2005

Act	Securities Exchange Act of 1934
Section	Section 10(a)
Rule	Rule 10a-1
Public Availability	April 22, 2005

Anitra T. Cassas, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
2445 M Street, N.W.
Washington, D.C. 20037-1420

Re: Rule 10a-1; Exemptive Relief under Short Sale Rule

Dear Ms. Cassas:

In your letter dated April 22, 2005, as supplemented by telephone conversations with the staff of the Division of Market Regulation ("Division"), you requested on behalf of ITG, Inc. ("ITG"), a registered broker-dealer, an exemption from Rule 10a-1 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), for transactions executed through ITG's Portfolio System for Institutional Trading ("POSIT") during regular trading hours (between 9:30 a.m. and 4:00 p.m. (ET)) that are priced at the midpoint of the best bid-asked quotation for the security.[1] Since 1994, ITG has operated POSIT pursuant to an exemption granted by the Commission from the short sale tick test of Rule 10a-1 of the Exchange Act.[2] Most recently, the Commission modified and granted until April 23, 2005 an exemption from Rule 10a-1 concerning transactions executed during twelve POSIT match times during regular trading hours, subject to a number of conditions.[3] ITG currently requests relief from Rule 10a-1 in order to conduct matches, without regard to the tick test, at any of the following seventeen match times: 9:45 a.m., 10:00 a.m., 10:15 a.m., 10:30 a.m., 10:45 a.m., 11:00 a.m., 11:15 a.m., 11:30 a.m., 12:00 p.m., 12:30 p.m., 1:00 p.m., 1:30 p.m., 2:00 p.m., 2:30 p.m., 3:00 p.m., 3:30 p.m., and 3:45 p.m. ("Modified Regular Matches"). The Modified Regular Matches will be conducted within one-minute windows during regular trading hours.

[1] POSIT previously received an exemption from Rule 10a-1 to operate under different matching parameters. *See* Portfolio System for Institutional Trading (December 12, 1994).

[2] *See* Letter from Larry E. Bergmann, Associate Director, SEC, to Lloyd H. Feller, Morgan, Lewis & Bockius (December 12, 1994); Letter from Larry E. Bergmann, Senior Associate Director, SEC, to Andre E. Owens, Schiff Hardin & Waite (April 23, 2003); and Letter from Larry E. Bergmann, Senior Associate Director, SEC, to Andre E. Owens, Wilmer, Cutler & Pickering LLP (April 14, 2004). As part of the exemptive relief, ITG provided written records to the Division documenting the operation of the POSIT matches.

[3] Letter from Larry E. Bergmann, Senior Associate Director, to Andre E. Owens, Wilmer Cutler Pickering Hale and Dorr LLP (June 18, 2004). The twelve match times are: 9:45 a.m., 10:00 a.m., 10:15 a.m., 10:30 a.m., 10:45 a.m., 11:00 a.m., 11:30 a.m., 12:00 p.m., 1:00 p.m., 2:00 p.m., 3:00 p.m., and 3:30 p.m. ("Regular Matches").

A copy of your letter is attached to this response. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. The defined terms in this letter have the same meaning as in your letter, unless otherwise noted.

In your letter you make the following representations, among others:

(i) You state that short sales executed through POSIT do not involve the types of abuses that Rule 10a-1 is designed to address. In support of this, you note that: (a) matches would still occur at an externally derived price and above the current best bid; (b) there would continue to be no price discovery because orders would not be displayed and all trades would occur in accordance with a predetermined algorithm; and (c) matches would continue to occur by virtue of an entirely automated and random matching mechanism within each window so no participant would know precisely when a match would occur, and no participant would be assured of receiving a match.

(ii) You also state that ITG, through its proprietary POSIT Watch System, monitors for signs of manipulation by reviewing changes to bids and offers posted in POSIT and reports suspicious activity to the NASD as necessary.

In view of these representations, you have requested that the Commission grant ITG an exemption from the tick test of Rule 10a-1 until April 23, 2006, to permit short sales effected during POSIT Modified Regular Matches, without complying with the tick provisions of the rule, subject to the conditions listed below.

Response:

Rule 200 of Regulation SHO defines the term "short sale," and Rule 10a-1 governs short sales generally. Paragraph (a) of Rule 10a-1 covers transactions in any security registered on a national securities exchange, if trades in such security are reported pursuant to an "effective transaction reporting plan" ("Reported Securities"). A short sale of a Reported Security listed on a national securities exchange may not be effected at a price either: (1) below the last reported price of a transaction reported in the consolidated transaction reporting system ("minus tick"); or (2) at the last reported price if that price is lower than the last reported different price ("zero-minus tick").

Absent relief, trades effected in POSIT involving short sales of exchange-listed Reported Securities would have to comply with the "tick test" of paragraph (a) of Rule 10a-1. As described above, POSIT matches occur at the midpoint of the best bid-asked quotation for a security during one-minute windows throughout the regular trading day. Based on your representations, in particular, that: (i) POSIT matches will occur at an externally derived price and above the current best bid; (ii) there is no price discovery within POSIT because orders are not displayed and all trades occur in accordance with a predetermined algorithm; (iii) matches will occur by virtue of an entirely automated and random matching mechanism within each window so no participant will know precisely when a match would occur, and no participant will be assured of receiving a match; and (iv) ITG has systems in place to monitor for signs of manipulation and report suspicious activity to the NASD as necessary, the Division is of the view that POSIT trades would not appear to involve the types of abuses that Rule 10a-1 was designed to address.

Accordingly, on the basis of your representations and the facts presented, the Commission hereby grants an exemption from Rule 10a-1 until April 23, 2006, to permit short sales effected during POSIT Modified Regular Matches without complying with the "tick" provisions of the rule, subject to the following conditions:

(i) Persons relying on this exemption shall not be represented in the primary market offer or otherwise influence the primary market bid or offer at the time of the transaction;

(ii) Transactions effected through POSIT shall not be made for the purpose of creating actual, or apparent, active trading in or depressing or otherwise manipulating the price of any security;

(iii) The exemption applies only to: exchange-listed Reported Securities that qualify as an "actively-traded security" under Regulation M or is one of the securities that comprise the S&P 500 Index;[4] and where the exchange-listed Reported Security is not an "actively-traded security" or a S&P 500 Index security, the transaction is part of a basket transaction of 20 or more securities in which the subject security does not comprise more than 5% of the value of the basket traded;

(iv) During each one-minute window of a Modified Regular Match, there will be no solicitation of orders from customers, nor will there be any communication to customers that the match has not yet occurred;

(v) All short sale orders shall be marked in accordance with Rule 200(g) of Regulation SHO;[5] and

[4] 17 CFR 242.101(c)(1). Under Rule 101(c)(1) of Regulation M, actively-traded securities have an average daily trading volume (ADTV) value of at least $1 million and are issued by an issuer with a public float value of at least $150 million. For purposes of this letter, the ADTV shall be calculated in reference to the date on which the proposed POSIT match is to take place.

[5] On January 3, 2005, the Division of Market Regulation provided no-action relief from Rule 200(g) to ITG, permitting short sale orders submitted to POSIT that are exempted from the short sale price tests of Exchange Act Rule 10a-1 and/or NASD Rule 3350 to be marked as "short" as opposed to "short exempt." *See* Letter from James A. Brigagliano, Assistant Director, SEC, to Laura S. Pruitt, Schiff Hardin LLP (Jan. 3, 2005).

(vi) ITG shall maintain and provide the Division, upon request, separately retrievable written records pertaining to: each short sale transaction effected in the POSIT Modified Regular Matches, including the date, time, security, price, and size of each transaction; and the execution of each Modified Regular Match, including the date and time of each Modified Regular Match.

The foregoing exemption from Rule 10a-1(a) is based solely on your representations and the facts presented, and is strictly limited to the application of this rule to the proposed transactions and the operation of the POSIT system as described above. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts and representations. The exemption granted herein is subject to modification or revocation if at any time the Commission or the Division determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. This exemption supersedes any prior Rule 10a-1 exemption granted to POSIT, and does not apply to transactions effected in the POSIT system prior to the date of this exemption.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a) and 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with ITG, Inc. and with participants effecting transactions on POSIT. This Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of any federal or state laws to, the proposed transactions.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,



James A. Brigagliano
Assistant Director

WILMER CUTLER PICKERING
HALE AND DORR LLP

Anitra Cassas

2445 M STREET NW
WASHINGTON, DC 20037
+1 202 663 6012
+1 202 663 6363 fax
anitra.cassas@wilmerhale.com

April 22, 2005

Via Facsimile and Messenger

Mr. James Brigagliano
Senior Associate Director
Division of Market Regulation
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1001

Re: Rule 10a-1; Exemptive Relief Under Short Sale Rule

Dear Mr. Brigagliano:

On behalf of ITG Inc. ("ITG"), a registered broker-dealer, we hereby request that the Securities and Exchange Commission ("SEC" or "Commission") grant ITG modified exemptive relief from Rule 10a-1 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), pursuant to the Commission's authority under Rule 10a-1(f) of the Exchange Act.

On April 14, 2004, the Commission granted an exemption from Rule 10a-1, until April 23, 2005, for certain transactions executed through ITG's Portfolio System for Institutional Trading ("POSIT") during regular trading hours (between 9:30 a.m. and 4:00 p.m. (ET)) that are priced at the midpoint of the best bid-asked quotation for the security.[1/] The exemptive relief granted by the Commission applied to thirteen POSIT matches conducted during one-minute windows throughout the regular trading day: 9:45 a.m., 10:00 a.m., 10:30 a.m., 11:00 a.m., 11:30 a.m., 12:00 p.m., 12:30 p.m., 1:00 p.m., 1:30 p.m., 2:00 p.m., 2:30 p.m., 3:00 p.m., and 3:30 p.m. ("Regular Matches").

In June 2004, in order to respond to its clients' greater demand for liquidity during the morning trading hours, ITG sought and received modification of its Rule 10a-1 exemption for Regular Matches.[2/] The modification added two new match times at 10:15 and 10:45 a.m. In its request, ITG also notified the Commission that it intended to delete the matches that were currently occurring at 12:30, 1:30, and 2:30 p.m.

1/ *See* Letter from Larry E. Bergmann, Senior Associate Director, SEC, to Andre E. Owens, Wilmer, Cutler & Pickering, LLP (April 14, 2004).

2/ *See* Letter from Larry E. Bergmann, Senior Associate Director, SEC, to Andre E. Owens, Wilmer Cutler Pickering Hale and Dorr LLP (June 18, 2004).

As evidenced by its June 2004 request, ITG periodically has a need to add to, or delete, the specific POSIT match times approved by the Commission. As such, ITG would like the flexibility to conduct matches at any of the following seventeen match times: 9:45 a.m., 10:00 a.m., 10:15 a.m., 10:30 a.m., 10:45 a.m., 11:00 a.m., 11:15 a.m., 11:30 a.m., 12:00 p.m., 12:30 p.m., 1:00 p.m., 1:30 p.m., 2:00 p.m., 2:30 p.m., 3:00 p.m., 3:30 p.m. and 3:45 p.m. ("Modified Regular Matches"). ITG periodically would determine how many of the seventeen Modified Regular Matches to conduct in accordance with the liquidity needs of its clients, which vary over time.

In proposing Regulation SHO, the Commission noted that, due to the passive nature of pricing and the lack of price discovery, passive pricing systems "generally do not appear to involve the types of abuses that Rule 10a-1 was designed to prevent."[3/] The Commission further noted that one of the reasons for its proposed bid test was to "better accommodate the recent growth of matching systems that execute trades at an independently derived price above the consolidated best bid."[4/] Furthermore, the Division has specifically stated its view that "POSIT trades would not appear to involve the types of abuses that Rule 10a-1 was designed to address."[5/]

The reasons underlying the Commission's belief that passive pricing systems, in general, and the Division's belief that POSIT matches, in particular, do not appear to involve the types of abuses that Rule 10a-1 was designed to address would apply to the Modified Regular Matches. In particular, matches would still occur at an externally derived price and above the current best bid. In addition, there would continue to be no price discovery because orders would not be displayed and all trades would occur in accordance with a predetermined algorithm. Furthermore, matches would continue to occur by virtue of an entirely automated and random matching mechanism within each window so no participant would know precisely when a match would occur, and no participant would be assured of receiving a match. The firm, through its proprietary POSIT Watch system, also monitors for signs of manipulation by reviewing changes to bids and offers posted in POSIT, and reports suspicious activity to the NASD as necessary.

Accordingly, we respectfully request that the Commission grant ITG modified exemptive relief from Rule 10a-1, until April 23, 2006, to permit short sales effected during POSIT Modified Regular Matches, as described above, without complying with the "tick" provisions of the rule, subject to the following conditions:

[3/] *See* Securities Exchange Act release No.48,709 (Oct. 29, 2003), 68 Fed. Reg. 62, 972, 62,982 (Nov. 6, 2003).

[4/] *Id.* Although the Commission ultimately decided to defer consideration on adopting a uniform bid test until the conclusion of a pilot program established pursuant to Rule 202T of Regulation SHO, the decision did not appear to be related to the Commission's views on passive pricing systems.

[5/] *See* Letter from Larry E. Bergmann, Associate Director, SEC, to Lloyd H. Feller, Morgan, Lewis & Bockius (December 12, 1994); and Letter from Larry E. Bergmann, Senior Associate Director, SEC, to Andre E. Owens, Schiff Hardin & Waite (April 23, 2003).

1. Persons relying on this exemption shall not be represented in the primary market offer or otherwise influence the primary market bid or offer at the time of the transaction; and

2. Transactions effected through POSIT shall not be made for the purpose of creating actual, or apparent, active trading in or depressing or otherwise manipulating the price of any security.

3. The exemption applies only to: exchange-listed securities reported pursuant to an "effective transaction reporting plan" ("Reported Securities") that qualify as an "actively-traded security" under Regulation M or is one of the securities that comprise the S&P 500 Index;[6/] and where the exchange-listed Reported Security is not an "actively-traded security" or a S&P 500 Index security, the transaction is part of a basket transaction of 20 or more securities in which the subject security does not comprise more than 5% of the value of the basket traded.

4. During each one-minute window of a Modified Regular Match, there will be no solicitation of orders from customers, nor will there be any communication to customers that the match has not yet occurred.

5. All short sale orders will be marked in accordance with Rule 200(g) of Regulation SHO.[7/]

6. ITG shall maintain and provide the Division of Market Regulation, upon request, separately retrievable written records pertaining to: each short sale transaction effected in the POSIT Modified Regular Matches, including the date, time, security, price, and size of each transaction; and the execution of each Modified Regular Match, including the date and time of each Modified Regular Match.

If you have any questions or require further information, please do not hesitate to call me or Andre Owens of this office, or P. Mats Goebels, ITG's General Counsel, at (212) 588-4000. Thank you for your attention to this request.

Very truly yours,



Anitra T. Cassas

6/ 17 CFR 242.101(c)(1). Under Rule 101(c)(1) of Regulation M, actively-traded securities have an average daily trading volume (ADTV) value of at least $1 million and are issued by an issuer with a public float value of at least $150 million. For purposes of this letter, the ADTV would be calculated in reference to the date on which the proposed POSIT match is to take place.

7/ On January 3, 2005, the Division of Market Regulation provided no-action relief from Rule 200(g) to ITG, permitting short sale orders submitted to POSIT that are exempted from the short sale price tests of Exchange Act Rule 10a-1 and/or NASD Rule 3350 to be marked as "short" as opposed to "short exempt." *See* Letter from James A. Brigagliano, Assistant Director, SEC, to Laura S. Pruitt, Schiff Hardin LLP (Jan. 3, 2005).

cc: Larry E. Bergmann, SEC
Joan Collopy, SEC
Liza Orr, SEC
Jeffrey Davis, Nasdaq

P. Mats Goebels, Managing Director and General Counsel, ITG
Andre E. Owens, Wilmer Cutler Pickering Hale and Dorr LLP